8/11

08004226

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Daiwa Associate Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

AUG 1 3 2008

THOMSON REUTERS

FILE NO. 82- 04402

FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/12/08

DAIWA

3-31-08

RECEIVED

DAIWA ASSOCIATE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock code: 1037)

RESULTS FOR THE YEAR ENDED 31 MARCH 2008

On behalf of the Board of Directors, I would like to present to shareholders the audited results of Daiwa Associate Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 March 2008.

I am taking this opportunity to express our gratitude to the Group's staff for their contributions enabling the Group to work through a tough business environment and securing the business growth for the preceding year.

RESULTS AND DIVIDEND

The Group's turnover and gross profit kept increasing in the past 6 years. Turnover was reported as HK$1,911 million (2007: HK$1,737.4 million) for the year ended 31 March 2008, which indicates an increase of 10% from last financial year. Gross profit increased by 8.7% to HK$189.9 million (2007: HK$174.6 million)

For the year ended 31 March 2008:

— The earnings before interest, tax, amortization and depreciation (EBITDA) are HK$39.5 million (2007: HK$38.3 million).

— The operating profit (EBIT) of the Group is HK$24.5 million (2007: HK$22.4 million);

— Because of the recent accounting practice, the Group recorded HK$6.3 million, an unrealized fair value loss in relation to mark-to-market derivative on the US$ exchange rate contract which significantly affects the consolidated net profit after taxation and minority interests of the Group be dropped to HK$6.9 million (2007: HK$11 million), representing a decrease of 37.3% from last year.

— The basic earnings per share is HK2.30 cents (2007: HK4.00 cents).

The Board of Directors has recommended the payment of a final dividend of HK0.25 cent per ordinary share payable to shareholders whose names appear on the Register of Members of the Company on 20 August, 2008. Subject to the shareholders' approval at the forthcoming annual general meeting, the dividend will be payable on 10 September, 2008. During the year, the Group announced an interim dividend of HK1 cent per ordinary share.

The major reasons for the decrease in consolidated net profit figure of the reported year are as follows:

1) In order to minimize the impact of the fluctuation of foreign exchange rate in accounts payable and accounts receivable, the Group has engaged in forward foreign currency contracts to set-off this business risk. Although the management has big confidence to project that these contracts will bring in positive result to the Group, the Group must evaluate the value of these contracts to follow the recent accounting principles. Among different valuation theoretical approaches, the management has adopted a conservative one which results in booking a HK$6.3 million projected, unrealized fair value loss of the mark-to-market derivative. However, the management has strong confident that the effect will be mitigated at the time when the contracts mature.

2) In the reported year, the Group still subsidized the setting up and test run of the new production site in Heyuan. As the production in the new factory has already become matured, the subsidies will become less significant in the coming fiscal year.

3) The Group has small investment in some associate companies with relative substantial share percentages. The share of losses in these associate companies also contributed to certain losses of the Group. The management will seek for disposal of the shareholdings in these companies in order to minimize losses.

LIQUIDITY AND FINANCIAL RESOURCES

At 31 March 2008, the Group's net current assets amounted to HK$189.1 million (2007: HK$192.5 million) and the shareholders' funds were HK$387.8 million (2007: HK$370.2 million). The total bank loan and finance lease was HK$218.9 million and the gearing ratio which is defined as total borrowings to shareholders' funds, excluding minority interests, is 0.56. The year-end cash and bank balances were increased from HK$93.4 million to HK$103.4 million.

At 31 March 2008, total available banking facilities of the Group were approximately HK$283 million, of which HK$44 million was unutilised. Finance lease obligations outstanding on the same date amounted to HK$2.5 million. The Company issued corporate guarantees to banks for granting of banking facilities to wholly owned subsidiaries. At 31 March 2008, total amount of corporate guarantee committed was HK$356.6 million.

The Group's assets are mostly financed by shareholders' funds, trade payables, finance lease and bank borrowings. Trade payables are repayable within one year. Bank borrowings composed of trade financing repayable within one year and term loans repayable in installments from 3 to 4 years. Total bank borrowings have increased due to the growth in business, personal computer products and new capital expenditures.

The borrowings are mostly denominated in Hong Kong dollars to prevent currency risk. The Group's cash and cash equivalents are denominated in Hong Kong dollars, US dollars, Canadian dollars and Renminbi. The Group has engaged in foreign currency forward contracts with banks to hedge certain daily foreign currency trade payments to control the conversion risk arising from foreign currency transactions. Other than forward contract, the Group continuously matches the payments and receipts of foreign currency arising from routine purchases and sales. Combining these methods, the Group is able to control and minimize the financial cost and exchange risk. Most of the Group's borrowings are interest bearing at floating rates which are in reference to the Hong Kong HIBOR rate.

With the increase in turnover in the reported year, inventory level was relatively decreased to HK$238.7 million from HK$256.8 million of last financial year. Average stock turnover is controlled to less than 60 stock turnover days. The trade receivables and payables also increased in proportion with the increase in turnover.

In the reported year, the Group issued 26,274,436 new ordinary shares due to the exercise of warrants. The exercise price was HK$0.4 and HK$0.5 per share. The Group also repurchased 184,000 ordinary shares in the open market. The purchase prices ranged from HK$0.59 to HK$0.64 per share.

BUSINESS REVIEW AND PROSPECT

Although the consolidated net profit after minority interests was smaller than that of last year, the year ended 31 March 2008 was a remarkable year in the Group's core business. Despite the relative dropping of turnover in consumer electronics, the consolidated turnover of the Group was increased by 10% to HK$1,911 million (2007: HK$1,737 million); and the gross profit of the Group was increased by 8.7% to HK$189.9 million (2007: HK$174.6) when compare to last fiscal year.

The Group is engaged in three major core businesses, namely:

— Electronic Components — Distribution and Manufacturing

— Digital and Personal Computer Products

— Contract Electronic Manufacturing Service (EMS) and Consumer Electronics

Electronic Components — Distribution and Manufacturing

In the reported year, the Group successfully entered into the market of mobile phone in promoting MCP (Masked Central Processor), discrete IC and components as well as ultra thin loud speakers which was produced in the Group. Together with electronic components from the team, turnover of this segment was grown significantly to HK$800.6 million (2007: HK$661.5 million) representing a growth of 21% when compared with last fiscal year. The gross profit also recorded a 34.4% growth to HK$82.5 million (2007: HK$65.4 million).

Business in this segment is to act as authorized distributor of various renowned brand names including the Group's own manufactured electronic components to manufacturers in Hong Kong and China. Products of this segment includes diodes, transistors, integrated circuits (IC), power modules, MCU, CPU, memory chips and display modules etc. Applications of these components are electronic toys, power supplies, radio, CD players, DVD players, TV, MP3/MP4 and amplifiers. In the more advanced level, this segment also provides solutions for controller of air-conditioner, MP3, electronic bicycle, iPod dockings as well as power management modules etc.

The Group has more than 25 years of experience in this segment. Other than the solid base in Hong Kong, the Group is one of the very few existing distributors who were pioneer to penetrate in the China market. After more than 20 years of establishment in China, the Group has built up strong sales network and logistic foundation in major China cities by the joint management between Hong Kong and local Chinese elites. The performance of Shenzhen and Shanghai sales office were outstanding among competitors. In order to explore further business opportunities, the Group had further strengthened the engineering capability in providing total solutions to customers.

The Group kept gaining new distributorship from renown electronic components suppliers. In the reported year, the Group had successfully gained new authorized distributorships from Freescale, Rohm and Silicon Laboratory. Together with existing distributorship of Toshiba, Panasonic, On-semiconductor, Lite-on, Arnold Magnetic, Chino-Excel Technology Corp (CET), Elan Microelectronics Corp (ELAN) and MCS Logic Ltd (MCS Logic), Kyocera, Diodes, the Group could further strengthen its status as one of the leading authorized distributors for electronic components and semi-conductors in Hong Kong and the PRC.

Digital and Personal Computer Products

Turnover of the digital and personal computer products business grew to HK$481.3 million (2007: HK$400.1 million) which represented a growth of 20.3% in the reported year. Gross profit also grew by 19.4% to HK$43 million (2007: HK $36 million).

Business in this segment mainly comes from the distribution of personal computer products in North America. Products in this segment are motherboards, display cards, hard disk drives, optical storage device, computer cases, power supply, software memory modules, desk-top computer, notebook computers, and with business came from the manufacturing of MP3, MP4, digital picture frames and USB memory drives.

With head office in Toronto and branches in Vancouver, Halifax, and Calgary, Daiwa Canada had gained substantial market share of hard disk drives, display monitors and motherboards. The Group is well prepared to enter into the market of bulk distribution of note book computers and expecting to gain meaningful market share in the coming years.

EMS (Contract Electronic Manufacturing Service)

In this business segment, turnover was significantly increased by 18.9% to HK$508.8 million when compared with last fiscal year (2007: HK$427.9 million), however due to the increase of cost in material, the gross profit decreased by 8.3% to HK$59.7 million (2007: HK$65.1 million) when compared with last year.

In the reporting year, a new production floor equipped with clean rooms was added. The team was also equipped with new fast speed SMD production lines with nitrogen filled furnaces, precise screen solder paste application printer and X-ray failure analysis checker. Other than the further enhancement of the quality of products, the capacity of this sector was increased by more than 50%.

The Group also engages in the production of telecommunication modules in mobile phone base stations, active antennas, radar parts, electronic modules in automobiles as well as PCB assembly for industrial purpose product etc.

With the increase of investment in engineering and technological innovation, the Group starts to explore the possibility of co-development of new products with customers. The Group expects that this direction of EMS production will bring the Group to be distinct among competitors.

Consumer Electronics

In the reported year, prices of raw material, such as plastic and metal, increased in a quicker rate in comparison to the increase in selling prices. In order to eliminate this risk, the Group had to selectively accept customer orders to maintain reasonable prices. As a result of this policy, turnover of the OEM and ODM manufacturing of consumer electronics in the reporting year was HK$120.2 million (2007: 247.2 million) which represents a decrease of 51.4% but gross profit was increased by 21.3% to HK$9.7 million (2007: HK$8 million).

When most of the other competitors are suffering from the high operation cost in Dongguan and Shenzhen area, the Group has relocated its labor intensive production floor to Heyuan, an area of much lower operation cost. In the establishment period of this new factory, the Group has maintained two parallel production and management teams in both old and the new production site which generates a temporary negative contribution to the Group. However, since Nov 2007, all the concerned resources have already been consolidated in the new factory and the negative contribution of this segment will become insignificant in the coming fiscal year.

Products in this segment was mostly portable audio and video products for households such as iPod dockings, radio, loud speakers, boom-box (portable CD), cassette player, mini compo Hi-Fi, clock radio and electronic toys. To prepare for the upcoming of new buyers, the Group has developed new models and solutions in the reported year.

The Group also started to launch products in 1.8G, 2.4G and 5.8G cordless DECT phones, Walkie Talkie and other applications in telecommunication. In the reported year, software design and new tooling for the kick-off models were finished. The Group expects that this new product line can be launched to the market in the coming year. The group will also develop mid-price level new products in DAB radio and internet radio by using the Wi-Fi technology.

To further enhance the capability in consumer electronics, the Group had established successfully a tooling and mould division to fabricate tooling and moulds for various internal product which the Group outsourcing in previous years. The setting up of 20+ plastic injection machines with silk screening printing and clean room paint spray workshop can further upgrade the Group in a better position with good competitive edge.

FUTURE PROSPECT

After the implementation of new labor contract law in China since Jan 2008, most China based factories suffered from the substantial increase in labor cost and a substantial number of competitors has already or will be forced out from the industry. By the setting up of the Group's new factory in Heyuan, labor cost as well as other operation cost of the factory was considerably reduced which enable the Group to stand firm in the event. In the beginning of 2008, new customers have already started approaching the Group to replace their old suppliers who has quitted from the market. The management is confident that this event provides a good opportunity for the Group to select more higher quality customers. At the same time, the successful setting up of plastic and tooling shop can further play a significant role in vertical production and cost saving.

In the EMS segment, the capacity of equipment is almost fully employed. The Group will procure new SMD devices to further increase capacity of this segment. Products for the DECT cordless phone will be launched by the middle of this fiscal year which will bring the Group to a new era of manufacturing.

At the same time, the successful development of EMS business in "Combiner Modules" has already been approved by renown mobile phone manufacturer. Result in this new product will be a good add on to the business in this sector.

In the distribution segment of electronic components, the new distributorships gained in last 2 years are good players in the semiconductor market. The Group has already gained good knowledge in the distribution of these new products and will bring in meaningful contribution in the coming fiscal year.

In order to further penetrate the distribution business in the China market, the Group will also establish new sales office in Chengdu. On the other hand, for the further synergy effect of the distribution business, the Group is looking for opportunities to acquire proper operations in the industry.

As a summary, the management believes that the coming year will be a fruitful year for the Group.

EMPLOYEES

At 31 March 2008, the Group employed a total of approximately 6,000 employees of which 120 were Hong Kong based and 80 were Canada based. Most of the others were PRC employees in different production sites.

The Group's remuneration policy is in line with the prevailing market practices and is determined on the basis of performance and experience of the individual. Sales personnel are remunerated by salaries and incentives in accordance with the achievement of their sales target. General staff are offered year-end discretionary bonuses, which are based on the divisional performance and individual appraisals. The Group also provides a Mandatory Provident Fund or ORSO scheme and medical benefits to all Hong Kong employees. Pursuant to the terms and conditions of the share option scheme adopted by the Company on 18 August 2005, the Group may grant share options to directors and eligible employees. Up to 31 March 2008, no share options had been granted.

The Group is committed to devoting more resources in providing internal and external training to the employees. In addition to sending staff to participate in seminars and lectures, the Group continues to recommend qualified staff to take part in professional courses such as the ISO9000, TS16949 and Six-Sigma Quality Systems. The training programs not only enhance employees' career development and professional knowledge, but also contribute to up-grading the management system of the Group.

CONSOLIDATED INCOME STATEMENT

For the year ended 31 March 2008

	Note	2008 HK$'000	2007 HK$'000
Turnover	3	**1,911,025**	1,737,449
Cost of sales	4	**(1,721,155)**	(1,562,893)
Gross profit		**189,870**	174,556
Other income		**778**	881
Selling and distribution expenses	4	**(31,488)**	(29,678)
General and administrative expenses	4	**(134,673)**	(123,351)
Operating profit		**24,487**	22,408
Finance costs		**(8,459)**	(7,080)
Share of loss of an associated company		**(2,519)**	—
Profit before income tax		**13,509**	15,328
Income tax expense	5	**(5,925)**	(6,011)
Profit for the year		**7,584**	9,317
Attributable to:			
Equity holders of the Company		**6,891**	10,994
Minority interests		**693**	(1,677)
		7,584	9,317
Dividends	6	**4,184**	6,959
Earnings per share for profit attributable to equity holders of the Company			
— Basic	7	**HK2.30 cents**	HK4.00 cents
— Diluted	7	**HK2.26 cents**	HK3.99 cents

CONSOLIDATED BALANCE SHEET

As at 31 March 2008

	Note	2008 HK$'000	2007 HK$'000
Non-current assets			
Goodwill		28,199	25,079
Property, plant and equipment		194,544	178,153
Leasehold land and land use rights		25,208	25,376
Interest in a jointly controlled entity		1	1
Interest in an associated company		—	—
Deferred income tax assets		1,386	701
Available-for-sale financial assets		319	4,340
Other assets		710	710
		250,367	234,360
Current assets			
Inventories		238,574	256,753
Trade and notes receivables	8	185,589	177,168
Amount due from an associated company		17,637	—
Prepayments, deposits and other receivables		15,347	11,456
Derivative financial instruments		—	344
Cash and cash equivalents		103,388	93,432
		560,535	539,153
Total assets		810,902	773,513
Equity			
Capital and reserves attributable to equity holders of the Company			
Share capital		30,423	27,814
Reserves		357,340	342,435
		387,763	370,249
Minority interests		881	1,187
Total equity		388,644	371,436
Non-current liabilities			
Borrowings		45,346	50,377
Deferred income tax liabilities		5,480	5,015
		50,826	55,392

	Note	2008 HK$'000	2007 HK$'000
Current liabilities			
Borrowings		**173,567**	140,336
Trade payables	9	**161,071**	180,177
Accruals and other payables		**28,272**	23,710
Taxation payable		**2,243**	2,462
Derivative financial instruments		**6,279**	—
		371,432	346,685
Total liabilities		**422,258**	402,077
Total equity and liabilities		**810,902**	773,513
Net current assets		**189,103**	192,468
Total assets less current liabilities		**439,470**	426,828

Notes:

1. General information

Daiwa Associate Holdings Limited ("the Company") is a limited liability company incorporated in Bermuda on 3 February 1994 as an exempted company under Companies Act 1981 of Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 14 April 1994.

The Company and its subsidiaries (together "the Group") are principally engaged in the design, development, manufacturing and distribution of electronic components, contract electronic manufacturing services and consumer electronics and the manufacturing and distribution of personal computer and digital products. The Group operates mainly in Hong Kong, Mainland China, Canada and Japan.

2. Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements are prepared under the historical cost convention except that certain financial assets and financial liabilities (including derivative financial instruments) are measured at fair value, as appropriate.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

The following standards, amendments to standards and interpretations are mandatory for financial year ended 31 March 2008.

HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2 — Group and Treasury Share Transactions

The adoption of the above standards, amendments to standards and interpretations did not have any significant financial impact to the Group.

The following new standards, amendments to standards and interpretations have been issued but are not effective and have not been early adopted. The Group anticipates that the adoption of these standards, amendments to standards and interpretations would not result in a significant impact on the results and financial position of the Group.

HKAS 1 (Revised)	Presentation of Financial Statements (effective from 1 January 2009)
HKAS 23 (Amendment)	Borrowing Costs (effective from 1 January 2009)
HKFRS 8	Operating Segments (effective for annual periods beginning on or after 1 January 2009)
HK(IFRIC)-Int 12	Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008)
HK(IFRIC)-Int 13	Customer Loyalty Programmes (effective for annual periods beginning on or after 1 July 2008)
HK(IFRIC)-Int 14	HKAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for annual periods beginning on or after 1 January 2008)

In addition, the following amendments to standards have also been issued but are not effective and have not been early adopted by the Group.

HKAS 27 (Revised)	Consolidated and Separate Financial Statements (effective from annual period beginning on or after 1 July 2009)
HKAS 32 and HKAS 1 (Amendment)	Puttable Financial Instruments and Obligations arising on Liquidation (effective from 1 January 2009)
HKFRS 2 (Amendment)	Share-based Payment — Vesting Condition and Cancellations (effective from 1 January 2009)
HKFRS 3 (Revised)	Business Combinations (effective from 1 July 2009)

The Group has already commenced an assessment of the impact of these changes. The expected impact is still being assessed in detail by management.

3. Turnover and segment information

	Group	
	2008	2007
	HK$'000	*HK$'000*
Turnover		
Sales of goods	**1,911,025**	1,737,449

(a) **Primary reporting format — business segments:**

At 31 March 2008, the Group is organised into three main business segments: (i) Manufacturing and distribution of electronic components ("Electronic Components"); (ii) Contract electronic manufacturing service and consumer electronics ("EMS and Consumer Electronics"); and (iii) Manufacturing and distribution of personal computers and digital products ("PC and Digital Products").

			EMS and							
	Electronic Consumer		Components Electronics		PC and Digital Products		Eliminations		Group	
	2008	2007	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Turnover										
External sales	**800,649**	661,475	**629,019**	675,017	**481,357**	400,957				
Inter-segment sales	**1,251**	2,852	**–**	–	**–**	–	**(1,251)**	(2,852)		
	801,900	664,327	**629,019**	675,017	**481,357**	400,957	**(1,251)**	(2,852)	**1,911,025**	1,737,449
Segment results	**23,196**	18,644	**7,641**	11,467	**7,476**	5,940			**38,313**	36,051
Unallocated income									**6,063**	1,813
Unallocated expenses									**(18,363)**	(14,223)
Finance costs									**(9,985)**	(8,313)
Share of loss of an associated company									**(2,519)**	–
Income tax expense									**(5,925)**	(6,011)
Profit for the year									**7,584**	9,317

Inter-segment sales are accounted for at mutually agreed prices and eliminated on consolidation.

	Electronic Components		EMS and Consumer Electronics		PC and Digital Products		Group	
	2008	2007	2008	2007	2008	2007	2008	2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Assets								
Segment assets	**364,845**	305,772	**321,927**	344,857	**96,044**	96,869	**782,816**	747,498
Unallocated assets							**28,086**	26,015
Total assets							**810,902**	773,513
Liabilities								
Segment liabilities	**98,194**	75,337	**53,359**	87,544	**36,939**	38,129	**188,492**	201,010
Unallocated liabilities							**233,766**	201,067
Total liabilities							**422,258**	402,077
Other information								
Capital expenditure	**5,905**	6,452	**37,123**	42,305	**519**	85	**43,547**	48,842
Depreciation and amortisation	**5,348**	4,944	**12,080**	10,674	**338**	279	**17,766**	15,897
Impairment loss of goodwill	**—**	—	**—**	156	**—**	—	**—**	156
Write-down of inventories	**6,220**	3,959	**—**	—	**—**	—	**6,220**	3,959
Impairment of trade receivables	**1,165**	1,107	**—**	—	**553**	162	**1,698**	1,269

Segment assets consist primarily of goodwill, property, plant and equipment, leasehold land and land use rights, inventories, receivables and operating cash, and mainly exclude investments and certain corporate assets.

Segment liabilities comprise operating liabilities and exclude items such as taxation, corporate accruals and corporate borrowings.

Capital expenditure comprises additions to goodwill, property, plant and equipment, and leasehold land and land use rights, including additions resulting from acquisitions through purchases of subsidiaries.

(b) **Secondary reporting format — geographical segments:**

The Group's three business segments operate in four main geographical locations. The following table provides an analysis of the Group's turnover, capital expenditure and total assets by geographical locations.

	Turnover		**Capital expenditure**		**Total assets**	
	2008	2007	**2008**	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong and Mainland China	**791,114**	550,846	**43,027**	38,677	**745,974**	645,805
North America	**593,389**	649,542	**520**	81	**64,928**	69,870
Europe	**175,313**	262,445	**—**	—	**—**	—
Japan	**326,573**	230,459	**—**	10,084	**—**	57,838
Other Asian countries	**24,636**	44,157	**—**	—	**—**	—
	1,911,025	1,737,449	**43,547**	48,842	**810,902**	773,513

Turnover is allocated based on the location of customers.

Capital expenditures and total assets are allocated based on the location of those assets.

END